Contact

www.linkedin.com/in/chrisbils
(LinkedIn)

Top Skills

Journalism
Digital Media
Online Journalism

Languages

Spanish (Limited Working)
English (Native or Bilingual)

Honors-Awards

First Place, Sports Feature Writing
Second Place, Spot Sports
Runner-Up, Best College Sports Writer
Second Place, Best Sports Coverage
First Place, Best Multimedia Package

Chris Bils

Multimedia Journalist
Austin, Texas, United States

Summary

I am passionate about telling compelling and creative stories, mostly about sports, using my unique and diverse set of skills. I am a writer at heart, but I love using multimedia to enhance my stories.

Experience

The Striker

Co-Founder, Senior Writer
October 2020 - Present (2 years 1 month)
Austin, Texas

Generated the initial concept that led to the creation of The Striker, an online soccer news platform that started in Texas and has grown to provide coverage of MLS, NWSL and other leagues in Southern California and Atlanta.

My day-to-day role is as a Senior Writer covering Austin FC, a club I've followed since its inception. I've carved out a niche as the go-to news source covering the team, and brought that knowledge and expertise to my new venture with The Striker.

Behind the scenes, I've also been involved with growing the business from scratch, including building a business plan, finding an angel investor, creating the brand identity, all the way to creating a plan for expansion. In less than two years, we've built a strong subscriber base and an even stronger reputation within the soccer landscape.

Austin American-Statesman

Producer, Correspondent
August 2016 - December 2020 (4 years 5 months)
Austin, Texas Area

I produce online content for Hookem.com, the American Statesman's website for coverage of the Texas Longhorns. I push all stories to social media, create original blog entries and write some breaking news. During games, I drive traffic to the site with engaging social reaction posts and quick bursts on game action. In October, my byline had the most page views of anyone in

the newsroom, with 5.8 percent of the total views across all of the paper's websites.
Additionally, I cover high school sports as a freelance reporter for the Statesman and some of its community newspapers.

Landof10.com

Breaking news reporter
August 2016 - April 2017 (9 months)
Austin, Texas Area

I worked remotely from home for Cox Media's Landof10.com, producing breaking news and buzz-worthy pieces on Big Ten Conference athletics. I pushed all stories to social media, scanned Twitter and other websites for interesting and breaking stories, and aggregated news of interest to Big Ten fans. I also created some original blog posts.
My main responsibilities were creating interest in reported stories and being first on any and all news that pertained to the schools in the Big Ten.

News-Press & Gazette Company

Sports Reporter
August 2014 - June 2016 (1 year 11 months)
St. Joseph, Missouri

I report on local and regional sports in northwest Missouri and northeast Kansas, providing creative and precise coverage for our 25-county coverage area. My main beat is Northwest Missouri State (NCAA Division II), but I also focus on preps, Kansas City Chiefs training camp, Sporting Kansas City and amateur golf. I appear on FOX 26 KNPN as a correspondent, and pitch in with the daily newsroom tasks that come with a fast-paced newsroom.

Ashland Times-Gazette

3 years 10 months

Sports Reporter
August 2012 - May 2014 (1 year 10 months)
Ashland, Ohio

During my last two years as a college student, I covered more than 50 sporting events on deadline for the local newspaper. I have experience covering football, basketball, baseball, softball, track and field, swimming, soccer, tennis, golf and wrestling. In the fall, I was the go-to soccer reporter during the state tournament. I kept statistics, interviewed players and coaches, and wrote to an inch count.

Managing Editor/Sports Editor

August 2010 - May 2014 (3 years 10 months)
Ashland, Ohio

As the managing editor, sports editor and beat writer for men's and women's soccer, I wrote 220 stories for Ashland University's award-winning weekly college newspaper. I also laid out pages, took photos and posted to Twitter, Facebook and AshlandCollegian.com. As the managing editor, I led coverage of the university's financial woes. As the sports editor, I was at the forefront of award-winning coverage of one of the nation's premier Division II athletic institutions, including the 2013 national champion women's basketball team.

88.9 WRDL and AUTV-20
Radio Host and Commentator
August 2010 - May 2014 (3 years 10 months)
Ashland, Ohio

I hosted a radio show called "Sports T(au)k" that featured player and coach interviews as well as a short back-and-forth commentary portion. I was also a color commentator for Ashland University basketball and some high school football and basketball. I was the color voice for the AU women's basketball national championship run in 2013.

Columbus Crew
Communications Intern
August 2013 - December 2013 (5 months)

As one of two communications interns, I was a crucial part of day-to-day operations for the club. I wrote match previews, press releases and other Web content for TheCrew.com. During home matches, I assisted with media relations by spotting for visiting TV talent, escorting camera crews and gathering postgame quotes from visiting players and coaches. During the week, I compiled clips packages of the day's regional, national and international soccer news that went out to the entire organization.

International Hot Rod Association (IHRA Motorsports)
Drag Review Magazine Intern
May 2013 - August 2013 (4 months)
Norwalk, Ohio

I interned at the official magazine of the International Hot Rod Association. While I had no previous experience with the sport of drag racing, I was able to provide features, race stories, press releases and captions for the magazine. I got outside of my comfort zone and improved my reporting and writing skills as a result.

Education

Ashland University

Bachelor of Arts (B.A.), Journalism and Digital Media · (2010 - 2014)

Ashland University

Bachelor of Arts (B.A.), Digital Media Journalism · (2010 - 2014)